Amended and Restated Operating Agreement

Of

CARIBBEAN SMOOTH, LLC

ANY SECURITIES CREATED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE GEORGIA UNIFORM SECURITIES ACT OF 2008, AS AMENDED, IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION SET FORTH IN THE ACT. IN ADDITION, THE SECURITIES CREATED BY THIS OPERATING AGREEMENT, IF ANY, HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM SUCH REGISTRATION SET FORTH IN THE SECURITIES ACT OF 1933, NOR HAVE THEY BEEN REGISTERED WITH THE SECURITIES COMMISSION OF CERTAIN STATES IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION. THE EQUITY INTERESTS CREATED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS.

TABLE OF CONTENTS

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AMENDED AND RESTATED OPERATING AGREEMENT OF CARIBBEAN SMOOTH, LLC

This Amended and Restated Operating Agreement of CARIBBEAN SMOOTH, LLC, a Georgia limited liability company (the "Company"), is made and entered into as of the 1st day of March, 2017 (the "Effective Date") by the Persons (as defined below) who have executed counterpart signature pages to this Operating Agreement.

ARTICLE 1.

FORMATION OF COMPANY

Section 1.1 **Formation**. The Company was formed on March 24, 2014 by having Articles of Organization delivered to the Secretary of State of Georgia in accordance with the provisions of the Georgia Limited Liability Company Act (the "Georgia Act").

Section 1.2 **Name**. The name of the Company is CARIBBEAN SMOOTH, LLC.

Section 1.3 **Principal Place of Business**. The principal place of business of the Company within the State of Georgia shall be at such places as the Board of Managers may from time to time deem advisable.

Section 1.4 **Registered Office and Registered Agent**. The Company's registered office within the State of Georgia and its registered agent at such address shall be as the Board of Managers from time to time determine.

Section 1.5 **Term**. The term of the Company shall commence on the date the Articles of Organization were filed with the Secretary of State of Georgia and shall continue until dissolved in accordance with the provisions of this Operating Agreement.

ARTICLE 2.

DEFINITIONS

Definitions. Capitalized terms are used in this Operating Agreement with the meanings hereafter ascribed:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means (a) in the case of an individual, any relative of such Person, (b) any officer, Manager, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person; (c) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (d) any officer, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"Articles of Organization" means the Articles of Organization of CARIBBEAN SMOOTH, LLC, as filed with the Secretary of State of Georgia as the same may be amended from time to time.

"Board of Managers" means all of the Persons serving as Managers of the Company. The initial Managers on the Board of Managers shall be Nigel Walwyn, Scott Cooper and Douglas Jackson.

"Business" means the business of the Company as described in Article 3 hereof.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with Section 9.7.

"Capital Contribution" means for each Member (i) any contribution to the capital of the Company in cash or property by such Member whenever made and (ii) any increases to such Member's Capital Account attributable to the operation of clause (b) of the definition of "Gross Asset Value" and clause (c) of the definition of "Profits and Losses" (to the extent it refers to clause (b) of the definition of "Gross Asset Value").

"**Cause**" means

(a) Willful dishonesty toward, or deliberate injury or attempted injury to, the Company by a Person;

(b) Criminal conduct of a Person involving moral turpitude, including, but not limited to, a conviction of, or a plea of "guilty" or "no contest" to, a felony;

(c) A violation or other failure of a Person to perform in accordance with any of the material provisions of this Operating Agreement or the requirements of the Board of Managers, if such violation or other failure is not cured within twenty (20) days of the date of written notice to such Person from the Company specifying the Person's failure or violation;

(d) The negligence, misconduct or willful inattention of a Person to the Business of the Company which injures the reputation or conduct of the Business of the Company; or

(e) In the case of any employee or independent contractor of the Company, the definition of Cause set forth in any employment agreement or services agreement of the Company with the employee or as otherwise determiend by the Board of Managers.

"Change of Control" means (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, (ii) a sale, transfer or other disposition (other than licensing arrangements in the ordinary course of business) of substantially all the assets of the Company to an entity that is not controlled, directly or indirectly, by one or more Members; or (iii) a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"Class A Member" means a Member who owns Class A Units.

"Class A Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Operating Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Operating Agreement, together with all obligations of such Member to comply with the terms and provisions of this Operating Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members.

"Class B Member" means a Member who owns Class B Units.

"Class B Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Operating Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Operating Agreement, together with all obligations of such Member to comply with the terms and provisions of this Operating Agreement. Class B Units shall constitute Unvested Units until vested in accordance with an employment agreement or services agreement with the Company or (in the absence of said written agreement) as set forth on Exhibit A attached hereto. Except when required by law, Class B Units will be non-voting Units. When required to vote by law, each Class B Member shall be entitled to one vote for each Class B Unit held.

"Class B Liquidation Value" means, as of the date of determination and with respect to the relevant new Class B Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to Section 10.1, if, immediately prior to the issuance of the relevant new Class B Units, the Company sold all of its assets for fair market value (as determined by the Board of Managers) and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to Section 15.3.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means CARIBBEAN SMOOTH, LLC.

"Company Minimum Gain" means minimum gain as defined in Treasury Regulations Section 1.704-2(d).

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"**Disposition"** means any transfer or attempted transfer of all or any part of the rights and incidents of ownership of the Units, including, in the case of a Member, the right to vote, and the right to possession of Units as collateral for indebtedness, whether such transfer is outright or conditional, inter vivos or testamentary, voluntary or involuntary, or for or without consideration.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Interest, but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses permitted in accordance with this Operating Agreement.

"Distributable Cash" means all cash, revenues, and funds received by the Company from Company holdings and operations, less the sum of the following to the extent paid or set aside by the Company: (a) all principal and interest payments on indebtedness, if any, of the Company and all other sums paid to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's Business; and (c) such Reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's Business.

"**Economic Interest**" means a Member's share of the Company's Profits, Losses, and Distributions pursuant to this Operating Agreement which share shall be equal to the quotient of the number of Units held of record by such Member divided by the total number of Units then outstanding.

"**Economic Interest Holder**" means a holder of Units which only represent an Economic Interest and not any right to vote or otherwise participate in the affairs or management of the Company.

"Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or association or any foreign trust or foreign business organization.

"Event of Dissociation" means an event so defined in Section 14-11-601 of the Georgia Act.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

“**Fair Market Value**” at any time and from time to time means, when used with reference to the Company, the net fair market value of the Company prior to the relevant event requiring a determination of Fair Market Value, as determined in good faith by an independent appraiser selected by the Board of Managers of the Company. Furthermore, as used herein, the “Fair Market Value” of any particular Units of the Company shall be determined by determining the amount that would be distributed to the Member or Economic Interest Holder holding such Units (in such Person’s capacity as a Member or Economic Interest Holder and not as a creditor) as if all the assets of the Company were sold for an amount of cash equal to the Fair Market Value of the Company and the proceeds were distributed in liquidation of the Company in accordance with all of the terms of this Operating Agreement. In making the determination of Fair Market Value for Class B Units held by an employee or independent contractor who is terminated for “Cause” or, alternatively, who voluntarily ceases providing services to or for the Company as agreed in a written agreement with the Company (or absent a written agreement, as otherwise required by the Board of Managers) prior to the vesting of all Unvested Units pursuant to Section 7.6 hereof, the independent appraiser selected by the Board of Managers shall assume that the net fair market value of the Company is its book value (unless otherwise determined by the Board of Managers). The independent appraiser may take into account such additional factors as may be relevant to such valuation, including, without limitation, the event requiring the determination of Fair Market Value, and such other facts and circumstances as may be material. The cost of determining Fair Market Value shall be borne by the Company, except in the instances where the event requiring the determination of Fair Market Value arises from the termination of a Member for “Cause” or the Member ceases providing services for or to the Company as agreed in a written agreement with the Company (or absent a written agreement, as otherwise required by the Board of Managers) prior to the vesting of his Unvested Units, in which case, the cost shall be borne by said Member (which the Company may deduct from the amount due said Member pursuant to Section 7.6 hereof).

“Fiscal Year” means the Company’s fiscal year, which shall be the calendar year.

“Georgia Act” means the Georgia Limited Liability Company Act.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers, provided that, if the contributing Member is a Manager or an Affiliate of a Manager, the determination of the fair market value of a contributed asset shall be determined by appraisal;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Board of Managers, provided that, if the distributee is a Manager or an Affiliate of a Manager, the determination of the fair market value of the distributed asset shall be determined by appraisal; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section 11.11 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Board of Managers determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made pursuant to this Operating Agreement with respect to such Units.

"Invention" means any idea, discovery, whether or not patentable, including, but not limited to, any useful process, method, formula, technique, concept, or composition, as well as improvements thereto, which is new (or which a Member has a reasonable basis to believe may be new) and related to or arising out of the Business of the Company.

"Investors" means Persons who acquire Units pursuant to their participation in the Offering or any subsequent securities offering conducted by the Company.

"Manager" means one or more Persons designated or elected to the Board of Managers pursuant to this Operating Agreement.

“Member” means each of the parties who may become Members pursuant to this Operating Agreement. If a Manager has purchased or received a Member Interest in the Company, such Manager will have all the rights of a Member with respect to such Member Interest, and the term “Member” as used herein shall include a Manager to the extent such Manager has purchased a Member Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Member Interest or Economic Interest, as the case may be.

“Member Interest” means a Member’s entire interest in the Company consisting of such Member’s Economic Interest together with the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement or the Georgia Act. If the Member is a Class A Member, the Member is entitled to one vote for each Class A Unit held by such Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members. If the Member is a Class B Member, the Member is entitled to one vote for each Class B Unit held by such Member only when required by law.

“Member Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

“Member Nonrecourse Debt” means any nonrecourse debt (for the purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the “economic risk of loss,” within the meaning of Treasury Regulations Section 1.752-2.

“Member Nonrecourse Deductions” means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

“**Member Tax Liability**” means the tax liability of each Member with respect to its allocable share of Profits of the Company for any Fiscal Year calculated at the maximum combined applicable state and federal tax rate as may exist, from time to time, multiplied by such Member’s allocable share of the Profits for the applicable Fiscal Year as reflected in the tax return of the Company filed with respect to such Fiscal Year. As to any Fiscal Year as to which the Company’s tax returns have not been filed, such Member Tax Liability shall be computed based upon a reasonable estimate by the Board of Managers of the Profits for the Fiscal Year.

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Officer" means one or more persons appointed by the Board of Managers pursuant to Article 6 hereof.

"Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time.

"Original Investment Amount" means an amount as determined by the Board of Managers raised by the Company pursuant to its initial equity offering (the "Offering") on or before date of the termination of the Offering as set forth in the PPM (or such other date as determined by the Board of Managers).

"Offering" means the private placement of Class A Units offered to Investors as described in the PPM for the Original Investment Amount.

"Permitted Disposition" means a Disposition by an assignment of an Economic Interest in the Company (evidenced by the Units to be assigned):

(a) to an Affiliate;

(b) effected in accordance with the provisions of Section 13.1 hereof; or

(c) to a member of such Member's immediate family (spouse, parents and grandparents, children and grandchildren, brothers and sisters, mother in law and father in law, brothers in law and sisters in law, daughters in law and sons in law; adopted, half, and step members are also included in immediate family), or to any trust, family partnership or other estate planning vehicle solely for the benefit of such Member's immediate family.

The foregoing notwithstanding, no Permitted Disposition shall entitle the transferee to the rights and benefits of a Member, unless and until such transferee is admitted to the Company as a Member in the manner described in Article 14 hereof. In addition, no Disposition shall be a Permitted Disposition unless the Transferring Member shall have obtained the written agreement of the transferee, that such transferee will be bound by, and the Units proposed to be transferred will be subject to, the restrictions on transfer in Article 13 of this Operating Agreement.

“Person” means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such “Person” where the context so permits.

“PPM” means that certain Confidential Private Placement Memorandum and related exhibits used for purposes of securing the Original Investment Amount from investors in a private placement of Class A Units of the Company.

“Preferred Return” means an amount calculated annually at a rate of ten percent (10%) per annum, on the balance existing from day to day on an Investor’s Unreturned Capital Contribution. The Preferred Return shall accrue until distributed in accordance with the Operating Agreement; thus, it is compounded on an annual basis.

“Prime Rate” means the “prime rate” as announced from time to time by Wells Fargo, N.A. or its successor.

“Profits” and “Losses” means, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital

Accounts as a result of a Distribution other than in liquidation of a Member's Member Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Sections 11.2, 11.3, 11.7, 11.8, 11.9, 11.10, 11.11 or 11.12 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 11.2, 11.3, 11.7, 11.8, 11.9, 11.10, 11.11 or 11.12 hereof shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"**Profits Interest**" has the meaning set forth in Section 11.5(c).

"**Profits Interest Hurdle**" means an amount as determined by the Board of Managers reflecting the Class B Liquidation Value of the relevant Class B Units at the time the units are issued which may be set forth in a Grant Agreement or otherwise reflected in the Company's books and records.

"Property" means any and all property acquired by the Company.

"Proprietary Information" means all information pertaining to the business and operations of the Company that is not generally available to the public and that is used, developed or obtained by the Company or any of its Affiliates in connection with their respective businesses, including but not limited to (i) financial information and projections, (ii) marketing, sales and expansion plans, (iii) business strategies, (iv) products or services, (v) fees, costs and pricing structures, (vi) designs, (vii) analyses, (viii) drawings, photographs and reports, (ix) flow charts, manuals and documentation, (x) data bases, (xi) accounting and business methods, (xii) inventions, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xiii) strategic relationships with vendors, producers, suppliers, investors and distributors, (xiv) copyrightable works, (xv) trade secrets, and (xvi) all similar and related information in whatever form. Proprietary Information shall not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by the party receiving such information (the "Recipient"), (B) was within the Recipient's possession prior to its being furnished by the Company pursuant hereto, (C) becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of its Affiliates, (D) is independently developed by or for the Recipient without use of such information, or (E) is required by law or judicial order to be disclosed.

"Qualifying Class B Member" shall mean the holder of Qualifying Class B Units.

"Qualifying Class B Units" has the meaning set forth in Section 10.6.

"Reserves" means with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's Business.

"**Retirement**" means the voluntary termination of employment by an individual who has reached the age of 65 or who has reached the age of 60 and has maintained five or more consecutive years of service with the Company.

"**Subject Invention**" means any Invention which is conceived by a Member alone or in a joint effort with others in connection with a Member's services for the Company.

"**Subject Work**" means any Work which is conceived by a Member alone or in a joint effort with others in connection with a Member's services for the Company.

"Securities" shall have the meaning set forth in Section 2(a)(1) of the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Super Majority" means eighty percent (80%).

"Tax Matters Partner" means the Member appointed pursuant to Section 16.12 as the "tax matters partner" of the Company within the meaning of Code Section 6231(a)(7) and the accompanying Treasury Regulations.

"**Trade Secrets**" shall be deemed to have the broadest definition given to such term under applicable state, federal or international laws.

"Transferring Member" means a Member who sells, assigns, pledges, hypothecates, or otherwise transfers for consideration or gratuitously all or any portion of the Units held of record by such Member.

"Treasury Regulations" or **"Regulations"** means the Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" are the basis for determining a Member's share of the Profits and Losses, Distributions pursuant to this Operating Agreement, and the voting rights of Members. Units shall be comprised of both Class A Units and Class B Units. Units may be evidenced by certificates in the form approved by the Board of Managers.

"Unreturned Capital Contribution" means the excess of (i) a Member's Capital Contribution over (ii) the sum of the aggregate amounts distributed to such Member pursuant to Section 10.1(c).

"**Unvested Units**" means the Class B Units which a Class B Member has not yet vested upon the termination of his or her employment or engagement with the Company, such number of Class B Units determined by reference to the offer letter from the Company (or a Subsidiary), a written employment agreement between the Company (or a Subsidiary) and such Class B Member or otherwise set forth in this Operating Agreement, provided that in the event no vesting schedule is provided in either such instance, in accordance with **Exhibit A** attached hereto.

"Vested Units" means any Class B Units held by a Class B Member which have vested in accordance with a Grant Agreement between the Company and such Class B Member or (in the absence of such agreement) **Exhibit A** attached hereto.

"**Withdrawing Member**" means a Member which undergoes or incurs an Event of Dissociation within the meaning of Section 14-11-601 of the Georgia Act.

"Work" means a copyrightable work of authorship, including without limitation, any technical description for products, formulations, illustrations, business development strategies, marketing plans, advertising materials, and any contribution to such material produced by a Member in connection with the Business of the Company.

ARTICLE 3.

BUSINESS OF COMPANY

The Company was created to develop, produce, market and sell innovative premium craft liqueurs using a blend of exotic tropical fruit juices, natural flavors, spices and premium Caribbean rums and to conduct suh other business as determined by the Board of Managers relating thereto (collectively, the "Business"). The Company shall have all powers necessary to or reasonably connected with the Business which may be legally exercised by a limited liability company under the Georgia Act or which are necessary, customary, convenient, or incident to the realization of its business purpose.

ARTICLE 4.

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on Schedule 1 hereto under the caption "Member's Name and Address."

ARTICLE 5.

RIGHTS AND DUTIES OF MANAGERS

Section 5.1 **Management**. The full and entire authority for the management of business and affairs of the Company shall be vested in the Board of Managers which shall have, and may exercise, all the powers that may be exercised or performed by the Company pursuant to the terms of this Operating Agreement. Except for situations in which the approval of the

Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Board of Managers as a whole shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions, and to perform any and all other acts or activities customary or incident to the management of the Company's Business. The Board of Managers shall have authority, power, and discretion to create offices pursuant to Article 6 and delegate its responsibilities to such Officers in its sole discretion.

Section 5.2 **Number, Tenure, and Qualifications**. The Board of Managers shall consist of that number of Managers to be fixed by resolution of the Board of Managers from time to time, provided that there shall be not less than one (1) nor more than five (5) Managers. The Board of Managers shall initially consist of three (3) Managers which shall be Nigel Walwyn, Scott Cooper and Douglas Jackson. The Managers shall hold office until the first to occur of the death (or dissolution, as the case may be), resignation or removal of such Manager or until a successor to such Manager shall be elected and qualified.

Section 5.3 **Manner of Action, Quorum**. At any time when there is more than one Manager, the Board of Managers may not take any action permitted to be taken by the Board of Managers unless the Board of Managers acts at any regular or special meeting held in accordance with Section 5.5 hereof or by unanimous written consent in accordance with Section 5.6 of this Operating Agreement. A majority of the Managers shall constitute a quorum for the transaction of business at any meeting. All resolutions adopted and all business transacted by the Board of Managers as a whole shall require an affirmative vote of a majority of Managers present at the meeting. Managers need not be residents of the State of Georgia or Members of the Company.

Section 5.4 **Vacancies**. The Board of Managers may fill the place of any Manager which may become vacant prior to the expiration of such Manager's term by a unanimous vote of all Managers on the Board of Managers, such appointment by the Board of Managers to continue until the expiration of the term of the Manager whose place has become vacant, or may fill any vacancy created by reason of an increase in the number of Managers. Such appointment by the Board of Managers shall continue for a term of office until the election of Managers by the Members and until the election of the successors.

Section 5.5 **Meetings**. At any time there is more than one Manager, the Board of Managers shall meet annually, without notice, following the annual meeting of the Members. The Board of Managers may set any number of regular meetings by resolution. No notice need be given for any annual or regular meeting of the Board of Managers. Special meetings of the Board of Managers may be called at any time by any two Managers or by the President of the Company, on ten (10) days' written notice to each Manager, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Managers may attend and participate in meetings either in person or by means of conference telephones or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting shall constitute a waiver of notice thereof. At all

meetings of Managers, a Manager may vote in person or by proxy executed in writing by the Manager. Such proxy shall be delivered to the Board of Managers at the beginning of such meeting. No proxy shall be valid after one month from the date of its execution.

Section 5.6 **Action in Lieu of Meeting**. Any action to be taken at a meeting of the Board of Managers, or any action that may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the Board of Managers.

Section 5.7 **Removal**. Any Manager may be removed from office, with or without cause, upon a vote of the Members holding at least a majority of the Units held by all Members entitled to vote thereon, at a meeting with respect to which notice of such purpose is given.

Section 5.8 **Powers of the Board of Managers**. The Board of Managers shall have plenary power and authority to conduct the Business of the Company, make all decisions with respect to the management and affairs of the Company, and do and perform all acts as may be necessary or appropriate to the conduct of the Company's Business, including, without limitation, the power to (i) purchase, sell and manage property of any kind relating to the Company's Business, (ii) to execute contracts and instruments on behalf of the Company to facilitate the Company's Business, (iii) to execute and deliver any contract for the operation of any property owned by the Company, (iv) to sign any federal and any state income tax return of the Company, (v) to take any action which this Operating Agreement otherwise provides shall or may be taken by a Manager or Managers without approval of the Members, (vi) to take all such actions as may be necessary to carry out any actions that have been authorized by the Members (to the extent that Member action is required hereunder) or the Managers. No Member (in its, his or her capacity as such) has any power or authority to bind or otherwise act on behalf of the Company, either directly or through the Company's Officers, employees, agents and other delegees.

Section 5.9 **Liability for Certain Acts**. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from (a) intentional misconduct, (b) knowing violation of law, or (c) a transaction from which such Manager received an improper personal benefit in violation or breach of the provisions of this Operating Agreement. The Managers shall be entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data, prepared or presented by any Officer or by third Persons employed by an Officer.

Section 5.10 **Indemnification.**

(a) Of the Managers, Employees, and Other Agents. To the fullest extent permitted by the Georgia Act, the Company shall indemnify the Managers and its Officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a Manager or Officer because a Manager or Officer was made a party to an action because the Manager or Officer is or was a Manager or an Officer of the Company or an officer, Manager, partner, or manager of another Person at the request of the Company, and

make advances for expenses to such Managers and Officers with respect to such matters to the maximum extent permitted under applicable law.

(b) Of the Members. The Company shall indemnify each Member and hold each Member wholly harmless from and against any and all debts, obligations, and liabilities of the Company, if any, to which such Member becomes subject by reason of being a Member, whether arising in contract, tort or otherwise

(c) Source of Funds. The indemnification to be provided by the Company hereunder shall be paid only from the assets of the Company, and no Member shall have any personal obligation, or any obligation to make any Capital Contribution, with respect thereto.

(d) By the Members. Each Member shall indemnify and hold harmless the Company and each other Member from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, all costs and expenses of defense, appeal, and settlement of any and all suits, actions, and proceedings and all costs of investigation in connection therewith) that may be imposed on, incurred by, or asserted against the Company or any other Member, arising by reason of such Member's breach of this Operating Agreement.

Section 5.11 **Resignation**. Any Manager of the Company may resign at any time by giving written notice to the Company. The resignation of any Manager as a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute an Event of Dissociation as to such Manager.

Section 5.12 **Officer's and Manager's Compensation**. Any salaries and other compensation of the Officers shall be fixed by the Board of Managers at a rate that is reasonable and customary for persons of comparable responsibility in the Company's industry and approved by a vote of at least the majority of the Units held by Members entitled to vote thereon, and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. Managers who are employees of the Company shall not receive special or separate compensation for serving as the Board of Managers, but may receive compensation as Officers or employees.

Section 5.13 **Conflicting Interest Transactions.** The Managers are permitted to hire Affiliates and enter into transactions with Affiliates provided that the terms of such employment or transaction are reasonable, in the best interest of the Company and negotiated at "arm's length."

Section 5.14 **Managers Have No Exclusive Duty to Company.** A Manager shall not be required to manage the Company as the Manager's sole and exclusive function and any Manager may have other business interests and may engage in other activities in addition to

those relating to the Company, even if such other business interests or activities are considered competitive with the Business of the Company. A Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or ventures.

ARTICLE 6.

OFFICERS

Section 6.1 **General Provisions**. The Officers of the Company shall consist of a President, a Secretary, and a Treasurer who shall be elected by the Board of Managers, and such other Officers as may be elected by the Board of Managers or appointed as provided in this Operating Agreement. Each Officer shall be elected or appointed for a term of office running until the meeting of the Board of Managers following the next annual meeting of the Members, or such other term as provided by resolution of the Board of Managers or the appointment to office. Each Officer shall serve for the term of office for which he or she is elected or appointed and until his or her successor has been elected or appointed and has qualified or his or her earlier resignation, removal from office, or death. Any two or more offices may be held by the same person, except that the President and the Secretary shall not be the same person.

Section 6.2 **President**. The President shall be the chief executive officer of the Company and shall have general and active management of the operation of the Company subject to the authority of the Board of Managers. The President shall be responsible for the administration of the Company, including general supervision of the policies of the Company and general and active management of the financial affairs of the Company, and shall execute contracts in the name and on behalf of the Company.

Section 6.3 **Vice Presidents**. The Company may have one or more Vice Presidents, elected by the Board of Managers or appointed by the President, who shall perform such duties and have such powers as may be delegated by the President or the Board of Managers.

Section 6.4 **Secretary**. The Secretary shall keep minutes of all meetings of the Members and the Board of Managers and have charge of the minute books and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Section 6.5 **Treasurer**. The Treasurer shall be charged with the management of the financial affairs of the Company, shall have the power to recommend action concerning the Company’s affairs to the President, and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Section 6.6 **Assistant Secretaries and Treasurers**. Vice Presidents, Assistants to the Secretary and Treasurer and such other Officers as may be designated from time to time may be appointed by the President or elected by the Board of Managers and shall perform such duties and have such powers as shall be delegated to them by the President or the Board of Managers.

Section 6.7 **Vacancy in Office**. In case of the absence of any Officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Board of Managers may delegate, for the time being, any or all of the powers or duties of such Officer to any Officer or to any Manager.

ARTICLE 7.

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1 **Limitation on Liability**. Each Member's liability shall be limited as provided in the Georgia Act.

Section 7.2 **No Liability for Company Obligations**. No Member will have any personal liability for any debts or losses of the Company beyond such Member's Capital Contributions, except as provided by law.

Section 7.3 **List of Members**. Upon written request of any Member, the President shall provide a list showing the names, addresses, and the number of Units owned of record by all Members and the other information required by the Georgia Act.

Section 7.4 **Priority and Return of Capital**. Except as may be expressly provided in Article 10, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or Distributions. This Section 7.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

Section 7.5 **Repurchase Rights Upon Death, Disability, or Retirement**.

Upon termination of the employment (as an employee or independent contractor) of any Class B Member who is an employee or independent contractor of a Subsidiary or of the Company, due to death, Disability or Retirement, the Company shall have the irrevocable option, exercisable for six (6) months from the date of termination of such Class B Member of his or her employment or engagement with the Company or a Subsidiary (the "Terminated Member") to purchase any or all of the Vested Units and/or the Unvested Units then owned by the Terminated Member (or by such Terminated Member's personal representative, executor, administrator, or any person or entity holding Units pursuant to a transfer by the Terminated Member pursuant to paragraph (c) of the definition of "Permitted Disposition," as the case may be). The purchase price for all of the Unvested Units shall be one dollar ($1.00) and such purchase price shall be payable upon the closing of the repurchase of such Units. The purchase price for the Vested Units shall be the Fair Market Value of all such Units and shall be paid by delivery of an unsecured promissory note of the Company, payable to the order of the Terminated Member (or the personal representative, executor, or administrator of the Terminated Member, as the case may be), and bearing interest at the Prime Rate in effect on the date of the closing, with accrued and unpaid interest being due on each principal installment payment date. The principal amount of such note shall be payable in (i) eight (8) equal quarterly installments if the original principal amount of the Note is equal to or less than $100,000, (ii) twelve (12) equal quarterly installments if the original principal amount of the note is greater than $100,000 but equal to or less than

$200,000; (iii) sixteen (16) equal quarterly installments if the original principal amount of the note is greater than $200,000 but equal to or less than $300,000, or (iv) twenty-four (24) equal quarterly installments if the original principal amount of the note is greater than $300,000. Payment of quarterly installments shall commence on the end of the first three month period of the closing date of any purchase of Vested Units pursuant to this Section 7.5. If the Company does not exercise its option to repurchase Units of a Termianted Member, such Units shall automatically cease to have any voting rights and such Terminated Member (or such Terminated Member's personal representative, executor, or administrator, as the case may be) shall automatically become an Economic Interest Holder with respect to such Units effective upon such termination. Notwithstanding anythin g to the contrary herein, the Fair Market Value of all such Units purchased pursuant to this Section shall be reduced by the amount of revenue lost (or projected to be lost as determined by the Board of Managers in its sole discretion) by the Company following the termination of the Terminated Member over the succeeding twelve (12) month period as a result of the Terminated Member's separation from the Company.

Section 7.6 **Repurchase Rights Upon Termination of Employment.** Unless otherwise specified in a Class B Member's written employment or other agreement with the Company, upon termination of the employment or engagement of any Class B Member of the Company who is an employee or independent contractor other than by reason of death, Disability, or Retirement, regardless of whether such termination was voluntary or involuntary, the Company shall have the irrevocable option, exercisable for six (6) months from the date of termination of employment or engagement of the Terminated Member to purchase all Units then owned by the Terminated Member. The Purchase Price for all such Unvested Units held by the Terminated Member shall be one dollar ($1.00). The Purchase Price for the Vested Units shall be the Fair Market Value of all such Units and shall be paid by delivery of an unsecured promissory note of the Company in accordance with the terms set forth in Section 7.5. Immediately upon receipt of such promissory note, the Terminated Member shall deliver such Units to the Company. If the Company does not exercise its option to repurchase the Units then owned by a Terminated Member, such Units shall automatically cease to have any voting or other rights except those which comprise the Economic Interest, and such Terminated Member shall automatically become an Economic Interest Holder with respect to such Units effective upon such termination. Upon termination of employment or engagement of any Class B Member of the Company other than by reason of death, Disability, or Retirement, all Unvested Units held by such Terminated Member shall automatically revert to the Company in accordance with the Terminated Member's employment agreement or other written agreement with the Company.

Section 7.7 **Right of First Refusal.**

(a) Bona Fide Offer. If any Member (the "Selling Member") desires to sell, transfer or assign for valuable consideration any of such Member's Units (a "Transfer") (if there is more than one (1) Member), such Member shall first obtain a bona fide offer for the purchase of the Units (such Units hereinafter being referred to in this Section as the "First Refusal Units"). A "bona fide offer" for purposes of this Agreement shall mean a good-faith offer, in writing, from any third party that is not an Affiliate of the Selling Member (such unaffiliated third party, which may be another Member, hereinafter referred to as the "Proposed Purchaser"), for cash or for

terms, with the intent to purchase and sell, and without fraud or collusion. Prior to any such Transfer, the Selling Member shall give written notice (the "First Refusal Notice") to the Company of the proposed Transfer and to the other Members (the "Non-Selling Members"). A copy of the bona fide offer, and all other documents in connection with the proposed Transfer, shall be attached to the First Refusal Notice. The First Refusal Notice shall constitute an offer by the Selling Member to sell all of the First Refusal Units to the Company and the Non-Selling Members on the terms and conditions contained therein. Specifically, the First Refusal Notice shall set forth all the material terms of the proposed Transfer, including without limitation, (i) the name and address of the Proposed Purchaser; (ii) the First Refusal Units proposed to be transferred; (iii) the total consideration to be paid; and (iv) the method of payment. The First Refusal Notice also shall provide that the Company and the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Units in accordance with the terms and conditions of this Agreement.

(b) Company's Election to Purchase. Commencing upon receipt by the Company of the First Refusal Notice and continuing for a period of fifteen (15) days thereafter, the Company may, at any time during such fifteen (15) day period (the "Company First Refusal Period"), elect to purchase all, but not less than all, of the First Refusal Units for the total consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Company elects to purchase the First Refusal Units, it must do so by delivering notice of its election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Company First Refusal Period. Unless otherwise agreed by the Sellin Member and the Company, the closing for the purchase of the First Refusal Units shall be held at the Company's principal place of business not later than the first business day which is sixty (60) days following the Company's receipt of the First Refusal Notice. At the Company's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice.

Section 7.8 **Non-Selling Members' Election to Purchase**. In the event the Company does not elect to purchase all of the First Refusal Units within the Company's First Refusal Period, the Selling Member shall then notify the Non-Selling Members in writing (the "Notice of Company Waiver") within thirty (30) days following the Company's receipt of the First Refusal Notice that the Non-Selling Members shall have the right to purchase all, but not less than all of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice. Commencing upon receipt of the Notice of Company Waiver and continuing for a period of fifteen (15) days thereafter, the Non-Selling Members may at any time during such fifteen (15) day period (the "Member First Refusal Period") elect to purchase all, but not less than all, of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event that one or more of the Non-Selling Members elect to purchase all of the First Refusal Units, they must do so by delivering notice of their election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Member First Refusal Period. Unless otherwise agreed among the Non-Selling Members, each Non-Selling Member exercising the first refusal right shall purchase a portion of the First Refusal

Units that bears the same ratio as each Non-Selling Member's Class A and Class B Units (both Vested and Unvested) bears to the total outstanding Class A and Class B Units (both Vested and Unvested) of all Non-Selling Members. In the event the First Refusal Units offered to the Non-Selling Members is not fully subscribed by such Members, the remaining Non-Selling Members who accept such offer (the "Electing Non-Selling Members") shall be notified in writing by the Selling Member within fifty (50) days from the Company's receipt of the First Refusal Notice, and the Electing Non-Selling Members shall have an additional five (5) days from the date of receipt of such notice to purchase, in such proportions as they may agree among themselves, the unsold portion of the First Refusal Units. If they cannot agree among themselves, each Electing Non-Selling Member shall acquire that proportion of the unsold portion of the First Refusal Units as is determined by multiplying the number of such unsold Class A and Class B Units (both Vested and Unvested) by a fraction, the numerator of which is the number of Class A and Class B Units (both Vested and Unvested) held by such Electing Non-Selling Member and the denominator of which is the aggregate number of Class A and Class B Units (both Vested and Unvested) held by all Electing Non-Selling Members.

(a) Closing. Unless otherwise agreed by the Selling Member and the Non-Selling Members, the closing for the purchase of the First Refusal Units shall be held at the offices of the Company's legal counsel within sixty (60) days following the Company's receipt of the First Refusal Notice. At the Non-Selling Member's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice. At the closing, the Company or the Non-Selling Members, as the case may be, shall purchase the First Refusal Units. Upon receipt of payment of the purchase price as provided in this section, including receipt of executed promissory notes if the purchase price is to be paid other than in cash at closing, the Selling Member shall execute and deliver any and all instruments and documents necessary to effectuate the transfer of the First Refusal Units to the Company or the Non-Selling Members, as the case may be, free and clear of any and all taxes, debts, claims, judgments, liens or encumbrances.

(b) Third Party Transfer. If the First Refusal Units are not purchased by the Company or the Non-Selling Members pursuant to the provisions of this Section, then, the Selling Member may transfer the Economic Interest represented by all of the First Refusal Units to the Proposed Purchaser at any time after ninety (90) days following the Company's receipt of the First Refusal Notice, at the price and on the same terms specified in the First Refusal Notice. Subject to the condition that the Proposed Purchaser agrees to be bound by the terms and conditions of this Agreement, the Proposed Purchaser shall be admitted as a Member and the First Refusal Units shall continue to be subject to the terms of this Agreement.

(c) Timeline Example. For the avoidance of doubt, **Exhibit B,** attached hereto, illustrates an example and timeline for the provisions of this Section.

(d) Rights not Exercisable by Economic Interest Holders. The rights of first refusal granted Members by this Section may not be exercised by an Economic

Interest Owner, and shall not apply following the initial offering of any Units or other Company securities to the public pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended (the "1933 Act") or pursuant to Regulation A under the 1933 Act.

Section 7.9 **Preemptive Rights to Purchase New Securities.**

(a) The Company hereby grants to each Investor the right to purchase a pro rata share of any New Securities, as hereinafter defined (the "Purchase Right"), which the Company may, from time to time, propose to sell and issue. A pro rata share, for purposes of this Purchase Right, is a fraction, the numerator of which is the number of Units then held by an Investor, and the denominator of which is the total number of Units then outstanding.

(b) Except as set forth below, "New Securities" shall mean any Member Interest, whether now authorized or not, and any rights, options, or warrants to purchase said Member Interest, and securities of any type that are, or may become, convertible into such Member Interest. Notwithstanding the foregoing, "New Securities" does not include: (i) securities offered to the public generally pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended (the "1933 Act"), or pursuant to Regulation A under the 1933 Act; (ii) securities issued pursuant to the acquisition of another Person by the Company by a merger, share exchange, stock purchase, the purchase of substantially all of the assets, or other reorganization or transaction whereby the Company or its Members own not less than fifty-one percent (51%) of the voting power of the surviving or successor Person; (iii) Class B Units or related options exercisable for Units issued to employees, independent contractors, Officers, and Managers of the Company pursuant to any plan or arrangement approved by the Board of Managers of the Company; (iv) securities issued pursuant to any rights or agreements including without limitation convertible securities, options, and warrants, provided that the Purchase Right under this Section applies with respect to the initial sale of New Securities or the grant by the Company of such rights or agreements; (v) securities issued in connection with any recapitalization by the Company; (vi) securities issued pursuant to the anti-dilution provisions of any now or hereafter outstanding option, warrant, right, or convertible security; (vii) up to an aggregate number of Class A Units offered to Investors in the Offering; or (viii) securities issued in compliance with this Section 7.9.

(b) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Investor written notice of its intention, describing the type of New Securities, and the price and terms upon which the Company proposes to issue the New Securities. Each Investor shall have fifteen (15) days from the date of receipt of any such notice to agree to purchase up to its respective pro rata portion of shares of such New Securities (based on the number of Units such holder holds in relation to all of the then outstanding Units held by Investors) for the price and upon the terms specified in the notice by giving written notice to the Company of such Investor's intentions and stating therein the quantity of New Securities to be purchased by such Investor.

(c) In the event an Investor fails to exercise the Purchase Right within said fifteen (15) day period, the Company shall have ninety (90) days thereafter to sell or enter into a written agreement (pursuant to which the sale of New Securities covered thereby shall be completed, if

at all, within sixty (60) days from the date of said agreement) to sell the New Securities not purchased by the Investors at a price and upon such terms which are no more favorable to the purchaser of such New Securities than specified in the Company's notice to the Investors. In the event the Company has not sold the New Securities or entered into a written agreement to sell the New Securities within said ninety (90) day period (or completed the sale of the New Securities within sixty (60) days from the date of said agreement, as provided above), the Company shall not thereafter issue or sell any New Securities without first offering such securities in the manner provided in this Section.

(d) The Purchase Right granted to an Investor under this Section shall expire upon the date such Investor no longer owns any Units.

(e) The Purchase Right may be waived with respect to the issuance and sale of New Securities upon the consent to such waiver by the holders of at least fifty-one percent (51%) of the then outstanding Units held by the Investors.

Section 7.10 **Failure to Deliver Units to the Company**. If a Member becomes obligated to sell any Units to the Company or to the Other Members ("Other Members") under this Operating Agreement (the "Obligated Member") and fails to deliver such Units in accordance with the terms of this Operating Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Member, at the address set forth in the Units transfer records of the Company, the purchase price for such Units as is herein specified, and (i) in the case of Units to be sold to the Company pursuant to this Operating Agreement, cancel such Units on its books and records whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate, (ii) in the case of Units to be sold to an Other Member under this Operating Agreement, issue certificates representing such Units to the Other Member and register the Other Member on its Company's books and records as the record owner of the Units whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate.

Section 7.11 **Company's Inability to Purchase**. If the Company is entitled to purchase the Units of a Member pursuant to this Operating Agreement and the Company at such time is unable to fulfill its obligations hereunder because of the Company's commitments to creditors or because the Board of Managers has determined that the Company does not have the financial wherewithal to perform the obligation of the Company, the Company may assign its rights or delegate its obligations hereunder to all Class A Members (the "Other Members"). Each Other Member shall have the right to purchase up to such Class A Member's pro-rata share of any such Units, with the pro-rata share of any other Member not purchasing a pro-rata share of such Units made available on a pro-rata basis, to the other Members who did purchase their respective pro-rata allocation. The Other Members may then perform all of the obligations of the Company, and exercise all rights of the Company, with respect to the purchase of such Units.

Section 7.12 **Status of Units Purchased by Company.** Units purchased by the Company pursuant hereto shall not be deemed to be outstanding, and shall revert to authorized and unissued Units. If the Company exercises its option in Section 7.5 or Section 7.6, then all Unvested Units held by a Terminated Member shall automatically revert to the Company in accordance with the Terminated Member's employment agreement, other written agreement with

the Company, if any, or as otherwise set forth in this Operating Agreement. If the termination of employment or services pursuant to Section 7.5 and Section 7.6 hereof is for any reason and the Company does not exercise its option to purchase the Vested Units and the Unvested Units pursuant to Section 7.5 and Section 7.6, then a Terminated Member's Unvested Units nonetheless shall revert to the Company, unless otherwise provided in the Terminated Member's employment agreement or other written agreement with the Company.

Section 7.14 **Other Activities**. Each Member may engage in whatever activities the Member may choose, either alone or with one or more Other Members or Persons selected by the Member in such Member's sole discretion, including, without limitation, activities that compete with the Company's Business, without having or incurring any obligation to offer any interest in such activities to the Company or to any Other Member, and each Member waives any right or claim of participation therein.

Section 7.15 **Confidentiality**. Except as permitted by the Board in writing, each Member shall use commercially reasonable efforts to maintain in confidence, and not use for any purpose other than in connection with its rights and obligations under this Operating Agreement, the terms of this Operating Agreement and all Proprietary Information of, the Company.

Section 7.16 **Company Property.**

All papers, records, data, notes, drawings, files, documents, formulations for the products, services and other materials and Proprietary Information relating to the Business of the Company, including all copies of such materials, that a Member possesses or creates as a result of or during a Member's ownership of the Company, whether or not confidential, are the sole and exclusive property of the Company. In the event of the termination for any reason of a Member's Member Interest in the Company or as otherwise requested by the Company, said Member will promptly deliver all such materials to the Company and will not retain any copies thereof.

Section 7.17 **Inventions.**

Each Member agrees that all Subject Inventions conceived or first reduced to practice by a Member as part of or related to the Business of the Company and/or said Member's work for the Company, and all patent rights, trademark rights and copyrights in and to such Subject Inventions will become the property of the Company. Each Member hereby irrevocably assigns and agrees to assign to the Company or Company's designee, without further consideration, all of said Member's entire right, title, and interest in and to all Subject Inventions, without limitation, all rights to obtain, register, perfect, and enforce patents, copyrights, and other intellectual property protection for the Subject Inventions.

Section 7.18 **Copyrights.**

Each Member agrees to assign and hereby does assign to the Company all right, title and interest in and to all copyrights that Member may have now or in the future in and to such Subject Works. To the fullest extent possible, the Subject Works shall be deemed a "work made for hire" for the purposes of U.S. Copyright Act, 17 U.S.C. § 101 *et seq.*, as amended. In

addition, to the extent that a Member has any right of attribution and/or integrity in or to any specific portion of the Subject Works under the laws of the United States of America (including but not limited to 17 USC 106A) or any foreign country, each Member hereby waives (a) any right to prevent the distortion, mutilation, modification or destruction of the original art and (b) any right to require that Member's name be used in association with that specific portion of the Subject Works or with any work based thereon. The waiver specified by this Section shall be for the benefit of the Company and shall survive the expiration or termination for any reason of Member's Member Interest in the Company.

Section 7.20 **Invention Disclosure.**

Each Member will disclose promptly and in writing to the Company, all Inventions and Works which said Member has conceived, made, will make or have reduced or will reduce to practice as part of or related to the Business of the Company and to such Member's work for the Company, and Member will make such disclosures in a form that will allow the Company to determine if any such Inventions or Works are Subject Inventions or Subject Works as applicable. Each Member hereby represents to the Company that said Member owns no Inventions, patent registrations or applications, or copyright registrations or applications, individually or jointly with others relating to the Business of the Company not previously disclosed to the Company in writing.

Section 7.21 **Cooperation in Patent and Copyright Applications and Ownership Rights.**

Each Member agrees that should the Company elect to file an application for patent, trademark or copyright protection, either in the United States or in any foreign country on a Subject Invention or Subject Work of which a Member is or was an inventor, creator or author, said Member will execute all necessary truthful papers, including formal assignments to the Company relating to such patent and/or copyright applications and provide all such cooperation and assistance as is reasonably required for the orderly prosecution of any such applications or assignments. Each Member further agrees that it will execute and deliver to the Company, its successors and assigns, any assignments and documents the Company requests for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and worldwide ownership of all right, title, and interest of every kind and nature, in and to a Subject Invention or Subject Work, and said Member constitutes and appoints the Company as its agent and attorney-in-fact to execute and deliver any such assignments or documents, including applications for patent or copyright protection, this power and agency being coupled with an interest and being irrevocable. Each Member's obligations under this Section shall continue during the term of the Member's participation in the Business of the Company and shall survive the termination or expiration for any reason or no reason of the Member's Member Interest in the Company.

Section 7.22 **Representations and Prior Agreements.**

Each Member represents and warrants to the Company that no provision of any agreement by which said Member is bound (i) prohibits or in any way restricts the Member's Member Interest in the Company or (ii) requires said Member to assign or otherwise transfer to

any person or entity, other than the Company, any Work or Invention created, conceived or first reduced to practice by said Member as part of or related to Member's provision of services for the Company. In addition, each Member represents and warrants to the Company that (a) said Member will not use any Trade Secrets of any third party in said Member's provision of services and the Subject Inventions and (b) except as otherwise agreed to in writing by the Company, the Subject Works will contain only original Inventions and Works conceived, developed and reduced to practice by a Member for the Company.

Section 7.23 Agreements With Third Parties.

Each Member acknowledges that the Company from time to time may have agreements with other persons which impose obligations or restrictions on the Company regarding Inventions or Works made during the course of work under such agreements or regarding the confidential nature of such work. Each Member agrees to be bound by all such obligations or restrictions and to take all action necessary to discharge the obligations of the Company thereunder.

Section 7.24 No Dissenters' Rights. No Member shall have any of the rights to dissent set forth in the Georgia Act.

Section 7.25 **Drag Along Rights.**

(a) Prior to an initial public offering of the Units by the Company, in connection with any proposed transfer of Units representing fifty-one percent (51%) or more of the Units of the Company (a "Significant Drag Sale"), such selling Members ("Drag Sale Initiating Members") shall have the right to require each non-selling Member (each, a "Co-Seller") to transfer a portion of such Member's Units which represents the same percentage of the Units held by such Co-Seller as the Units being disposed of by such Drag Sale Initiating Members represent of the Units held by such Drag Sales Initiating Members. All such computations shall be made on a fully-diluted basis. All Units transferred by Members pursuant to this Section 7.26 shall be sold at the same price and otherwise treated identically with the Units being sold by the Drag Sale Initiating Members in all respects; provided, that the Co-Seller shall not be required to make any representations or warranties in connection with such transfer other than representations and warranties as to (i) such Co-Seller's ownership of the Units to be transferred free and clear of all liens, claims and encumbrances, (ii) such Co-Seller's power and authority to effect such transfer, and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require.

(b) The Company, on behalf of the Drag Sale Initiating Members, shall give each Co-Seller at least thirty (30) days' prior written notice of any Significant Drag Sale as to which the Drag Sale Initiating Members intend to exercise their rights under Section 7.26. If the Drag Sale Initiating Members elect to exercise their rights under Section 7.26, the Co-Sellers shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Drag Sale Initiating Members in connection with consummating the Significant Drag Sale (including, without limitation, the voting of any Units of the Company to approve such Significant Drag Sale). At the closing of such Significant Drag Sale, each Co-Seller shall deliver

certificates for all Units to be sold by such Co-Seller, duly endorsed for transfer, with the signature guaranteed, to the purchaser against payment of the appropriate purchase price.

Section 7.26 **Tag Along Rights.**

(a) In the event that at any time Members holding fifty-one percent (51%) or more of the Units of the Company (the "Transferring Members") have obtained a bona fide offer which they wish to accept providing for the sale of all of the Member Interests held by such Members, such Members shall notify the other Members (the "Co-Sale Members"), in writing, of such proposed sale and its terms and conditions (the "Co-Sale Notice"). Within fifteen (15) business days of the date of such notice, each Co-Sale Member shall notify the Transferring Members if it elects to participate in such sale. Any Co-Sale Member that fails to notify the Transferring Members within such fifteen (15) business day period shall be deemed to have waived its rights under this Section 7.26(a). Each Co-Sale Member that so notifies the Transferring Members of his or its desire to sell his or its Member Interests shall have the right to sell all or any portion of their Member Interests, at the same price and on the same terms and conditions as the Transferring Member sells his or its Member Interests to the third party.

(b) Simultaneously with the sale of the Member Interests of the Transferring Members and of the Co-Sale Member pursuant to this Section 7.26, the Transferring Members shall cause the purchaser of such Member Interests to remit directly to each Co-Sale Member the total sales price of the Member Interests of such Co-Sale Member sold pursuant hereto, and shall furnish such other evidence of the completion and time of completion of such sale and the terms thereof as may be reasonably requested by any Co-Sale Member.

(c) The Transferring Members may sell any Member Interests with respect to which the Co-Sale Members have not exercised their option described in Section 7.26 in accordance with the timetable provided for in the right of first refusal provisions of Section 7.7 hereof. If at the end of such period, the Transferring Member has not completed the sale of its Member Interests, including the Member Interests to be sold by Co-Sale Members, in accordance with the terms described in the Co-Sale Notice, all restrictions on transfer contained in this Operating Agreement with respect to the Transfer of Member Interests shall again be in effect.

ARTICLE 8.

MEETINGS OF MEMBERS

Section 8.1 **Annual Meeting**. A meeting of Members may be held (but is not required to be held) annually. Any annual meeting shall be held at such time and place and on such date as the Board of Managers shall determine from time to time and as shall be specified in the notice of the meeting. Failure to hold the annual meeting of Members as provided above shall not invalidate any actions taken by the Company after the failure to hold the annual meeting as provided above.

Section 8.2 **Special Meetings**. Special meetings of Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager, and shall be called by the President upon the written request of a Member or Members holding at least 25% of the then outstanding Units held by Members. Special meetings of Members shall be held at such time and place and on such date as shall be specified in the notice of the meeting.

Section 8.3 **Place of Meetings**. Annual or special meetings of Members may be held within or outside the State of Georgia.

Section 8.4 **Notice of Meetings**. Written notice of annual or special meetings of Members stating the place, day, and hour of the meeting shall be given not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Managers or person calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given two (2) calendar days after being deposited in the United States mail, addressed to each Member at the address of each Member as it appears on the books of the Company, with postage thereon prepaid. Notice of a meeting may be waived by an instrument in writing executed before or after the meeting. The waiver need not specify the purpose of the meeting or the business transacted or to be transacted. Attendance at such meeting in person or by proxy shall constitute a waiver of notice thereof. Notice of any special meeting of Members shall state the purpose or purposes for which the meeting is called.

Section 8.5 **Meeting of all Members**. If all of the Members shall meet at any time and place, either within or outside of the State of Georgia, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

Section 8.6 **Record Date**. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 8.6, such determination shall apply to any adjournment thereof.

Section 8.7 **Quorum**. At all meetings of Members, a majority of the outstanding Units held by Members entitled to vote and represented at such meeting, in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting, a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until

adjournment, notwithstanding the withdrawal during such meeting of that number of Units whose absence would cause less than a quorum to be present.

Section 8.8 **Manner of Acting**. If a quorum is present, the affirmative vote of Members holding at least a majority of the Units held by all Members entitled to vote and represented at the meeting, in person or by proxy and entitled to vote, shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Georgia Act, by the Articles of Organization, or by this Operating Agreement. Unless otherwise expressly provided herein or required under applicable law, only Members who have the right to vote or consent upon any such matter and only their vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members.

Section 8.9 **Actions Requiring Member Approval**. In addition to specific requirements for Member action specified elsewhere in this Operating Agreement, the Members shall have the right, by the affirmative vote of Members holding at least a majority of the Units held by Members entitled to vote thereon (including, a majority of the Class A Units held by Investors), to approve (i) the sale, conveyance, or disposition of all or substantially all of the Company's property or business, or a merger into or consolidation into any other Person, or the effectuation of any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (ii) election of Managers to the Board of Managers; (iii) the amendment, restatement, alteration or repeal of any provision of this Agreement except as expressly provided for herein; (iv) the purchase, repurchase or redemption of Units, except as expressly provided for herein in Section 7.6 and Section 7.7; (v) the creation, or authorization of the creation of, or issuance, or authorization of the issuance of, any debt for borrowed money in excess of one hundred thousand dollars ($100,000); (vi) the guarantee of any indebtedness or other obligation of any Person(s); (vii) the making of any loan to any Person; (viii) any transfer, sale, lease, exclusive license or disposal by the Company or a subsidiary of any material portion of the assets of the Company (including any exclusive license of any material intellectual property rights of the Company's) other than in the ordinary course of business; (ix) any interested party transaction or arrangement with an Affiliate of a Member or Manager except as expressly provided for herein; (x) all actions required by law to be approved by the Members; (xi) the commencement of any business outside of the Business; (xii) the creation of any subsidiary; or (xiii) permit any subsidiary of the Company to take any of the foregoing actions.

Section 8.10 **Proxies**. At all meetings of Members, a Member entitled to vote at such meeting may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 8.11 **Action by Members Without a Meeting**. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding at least a majority of the outstanding Units held by Members entitled to vote at a meeting of Members, or such greater number as may be required to approve such action, and delivered to the Board of

Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 8.11 is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Section 8.12 **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

Section 8.13 **Meeting by Telephone; Action by Consent**. Members may also meet by conference telephone call if all Members participating in such call constituting a quorum can hear one another on such call and the requisite notice is given or waived.

ARTICLE 9.

AUTHORIZED CAPITAL, CAPITAL CONTRIBUTIONS, AND LOANS

Section 9.1 **Authorized Issuances of Units**. The maximum number of Units that may be issued by the Company is 2,500,000, (i) of which 2,300,000 shall be designated voting Class A Units and (ii) 200,000 shall be designated non–voting Class B Units. The Board of Managers, shall have the authority without Member action to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units (including the vote of the Investors voting as a separate class).

Section 9.2 **Unit Certificates**. Units may be evidenced (but are not required to be evidenced) by a numbered certificate in such form as shall be approved by the Board of Managers, signed by the President or a Vice President and the Secretary or Treasurer. Any such Unit certificates shall be kept in a book and shall be issued in consecutive order therefrom. The name of the Person owning the Units, the number of Units, and the date of issue shall be entered on the stub of each certificate. Unit certificates exchanged or returned shall be canceled by the Secretary and returned to their original place in the Unit book.

Section 9.3 **Transfer of Units**. Transfers of Units shall be made on the Units books of the Company by the Transferring Member in person or by power of attorney and only upon compliance with the provisions of this Operating Agreement, and if certificated, upon surrender of the old certificate evidencing the Units to be transferred, duly assigned to the transferee.

Section 9.4 **Capital Contributions**. Each Member shall make an Initial Capital Contribution in an amount determined by the Board of Managers with the amount thereof specified in the applicable Subscription Agreement, if any, for such Units.

Section 9.5 **Additional Contributions**. Except as set forth in Section 9.4 hereof, no Member shall be required to make any Capital Contributions or loans to the Company. To the extent approved by the Board of Managers, from time to time Members may be permitted to make additional Capital Contributions and/or loans if and to the extent they so desire, and if the Board of Managers determines that such additional Capital Contributions and/or loans are

necessary or appropriate in connection with the conduct of the Company's Business. In such event, Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions and/or loans on a pro rata basis in accordance with the number of Units held of record.

Section 9.6 **Withdrawal or Reduction of Contributions to Capital.**

(a) A Member shall not receive out of the Company's property any part of such Member's Capital Contributions until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b) A Member, irrespective of the nature of such Member's Capital Contribution, has only the right to demand and receive cash in return for such Capital Contribution.

Section 9.7 **Capital Accounts**. A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section 9.7 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

(i) The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Operating Agreement; and

(ii) The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

(iii) The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Operating Agreement;

(iv) The amount of Distributable Cash distributed to the Member pursuant to this Operating Agreement; and

(vi) The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Board of Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Operating Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE 10.

DISTRIBUTIONS

Section 10.1 **Distributions.** All Distributions of Distributable Cash (other than Distributions pursuant to Article 15) shall be made to Members in the following order of priority:

(a) First, to the Members as necessary to enable each Member to pay its respective Member Tax Liability with respect to all prior Fiscal Years. Each such advance shall be limited to the amount by which each such Member's aggregate Member Tax Liability since inception of the Company exceeds the aggregate distributions to such Member since inception. All such advances shall be repaid from the respective Members' future distributions of Distributable Cash;

(b) Second, to the Investors and Economic Interest Holders in proportion to their respective Preferred Return balances until each Investor's and Economic Interest Holder's Preferred Return balance is reduced to zero,

(c) Third, to the Members and Economic Interest Holders in proportion to their respective Unreturned Capital Contribution balances until each Member's Unreturned Capital Contribution balance has been reduced to zero; and

(d) Thereafter, to the Members pro rata in accordance with their respective Economic Interests.

Section 10.2 **Limitation Upon Distributions**. No Distribution shall be made to Members if the Distribution is prohibited by the Georgia Act.

Section 10.3 **Minimum Distributions.** The Company shall, unless restricted or prohibited by the Georgia Act, make at least annually distributions to the Members in an amount that is deemed by the Board of Managers sufficient to pay the respective Member Tax Liability of the Members resulting solely from inclusion of the operating results of the Company on the personal tax returns of the Members. The Board of Managers shall not be required to consider the personal circumstances of the Members in making a determination of the estimated combined

federal and state income tax liability of the Members, and may make an assumption as to the "tax bracket" applicable to Members as a group.

Section 10.4 **Interest On and Return of Capital Contributions**. No Member shall be entitled to interest on its Capital Contributions or to the return of its Capital Contributions, except as otherwise specifically provided for herein.

Section 10.5 **Loans to Company**. Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Section 10.6 **Limitations on Distributions to Class B Units**. It is the intention of the parties to this Agreement that Distributions to any Class B Member with respect to the Class B Member's Class B Units be limited to the extent necessary so that the related Member Interest constitutes a Profits Interest (as defined herein) that carries with it no initial Capital Account balance and constitutes an interest only in the future profits of the Company and that, if immediately following the issuance of a Class B Unit pursuant to this Agreement, all of the Company's assets were to be sold and the proceeds therefrom were to be distributed to the Members in liquidation of the Company, no Distributions would be made with respect to the Class B Unit. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board of Managers shall, if necessary, limit any Distributions to any Class B Member with respect to the Class B Member's Class B Units so that such Distributions do not exceed the available profits in respect of such Class B Member's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Class B Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Class B Unit. In the event that a Class B Member's Distributions and allocations with respect to the Class B Member's Class B Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Class A Units and Class B Units that have met their Profits Interest Hurdle (such Class B Units, "Qualifying Class B Units"), pro rata in proportion to their aggregate holdings of Class A Units and Qualifying Class B Units which are treated as one class of Units.

ARTICLE 11.

ALLOCATIONS

Section 11.1 **Profits and Losses**.

(a) Except as otherwise provided herein, the Profits and Losses of the Company for a Fiscal Year shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of: (i) the hypothetical Distribution, if any, that such Member would receive if, on the last day of the Fiscal Year, (A) all Company assets were sold for cash equal to their Gross Asset Value,

taking into account any adjustments thereto for such Fiscal Year, (B) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the Gross Asset Value of the assets securing such liability), and (C) the net proceeds (after satisfaction of liabilities) and all other cash on hand were distributed in full to Members in accordance with Section 15.3(b)(iv); over (ii) the sum of (X) the amount, if any, which such Member is unconditionally obligated to contribute to the capital of the Company, (Y) such Member's share of Company Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (Z) such Member's share of Member Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described above.

(b) Losses allocated pursuant to this Section 11.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 11.1, the limitation set forth in this Section 11.1 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

Section 11.2 **Nonrecourse Deductions**. Nonrecourse Deductions shall be allocated among the Members pro rata in accordance with their respective Economic Interests.

Section 11.3 **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

Section 11.4 **Allocations Between Transferor and Transferee**. In the event of the transfer of all or any part of a Member's Interest (in accordance with the provisions of this Operating Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Operating Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the transfer or admission; provided that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

Section 11.5 **Profits Interest of Class B Units.**

(a) The Company is hereby authorized to issue Class B Units to Members, Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary, or family members of any such Person (collectively, without regard to whether the recipient personally provides services to the Company or any Company Subsidiary, "Service Providers"), on such terms and conditions as the Board of Managers may determine in its sole discretion from time to time. In connection with the issuance of Class B Units, the Board of Managers is hereby authorized to negotiate and enter into grant or award agreements with each Service Provider to whom it grants Class B Units (such agreements, "Grant Agreements"). Each Grant Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board of Managers, in its sole discretion, consistent with the terms herein.

(b) Immediately prior to each issuance of Class B Units, the Board of Managers shall determine in good faith the Class B Liquidation Value. In each Grant Agreement that it enters with a Service Provider for the issuance of new Class B Units, the Board of Managers shall include an appropriate Profits Interest Hurdle for such Class B Units on the basis of the Class B Liquidation Value immediately prior to the issuance of such Class B Units.

(c) The Company and each Member hereby acknowledge and agree that, with respect to any Class B Member, such Class B Member's Class B Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 and Rev. Proc. 2001-43 (a "Profits Interest"), and that any and all Class B Units received by a Class B Member are received in exchange for the provision of services by the Class B Member to or for the benefit of the Company in a Class B Member capacity or in anticipation of becoming a Class B Member. The Company and each Class B Member who receives Class B Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Class B Member who receives Class B Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing regulations.

(d) Class B Units shall receive the following tax treatment:

(i) the Company and each Class B Member who receives Class B Units shall treat such Class B Member as the owner of such Class B Units from the date of their receipt, and the Class B Member receiving such Class B Units shall take into account its allocable share of Profits, Losses, other items or Distributions pursuant to the provisions of this Operating Agreement associated with the Class B Units in computing such Class B Member's income tax liability for the entire period during which such Class B Member holds the Class B Units.

(ii) each Class B Member that receives Class B Units that are substantially Unvested for purposes of Code Section 83(b) shall make a timely and effective election under Code Section 83(b) with respect to such Class B Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board of Managers, both the Company and all Members shall (A) treat such Class B Units as outstanding for tax purposes, (B) treat such Class B Member as a partner for tax purposes with respect to such Class B Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor

any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Class B Units for federal income tax purposes.

(iii) with respect to any Class B Units issued after the finalization of the successor rules to proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, in accordance with such rules ("Proposed Regulations"), each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Class B Units as of the date of issuance of such Class B Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to disposition of Units while the safe harbor election remains effective.

Section 11.6 **Contributed Property and Book-Ups**. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Operating Agreement. Allocations pursuant to this Section 11.6 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Operating Agreement.

Section 11.7 **Minimum Gain Chargeback**. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section 11.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

Section 11.8 **Member Minimum Gain Chargeback**. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury

Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 11.8 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

Section 11.9 **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 11.9 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 11 have been tentatively made as if this Section 11.9 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

Section 11.10 **Gross Income Allocation**. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 11.10 shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 11 have been tentatively made as if this Section 11.10 and Section 11.9 hereof were not in this Operating Agreement.

Section 11.11 **Section 754 Adjustment**. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that

Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 11.12 **Curative Allocations**. The allocations set forth in Sections 11.1(b), 11.2, 11.3, 11.7, 11.8, 11.9, 11.10 and 11.11 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 11.12. Therefore, notwithstanding any other provision of this Article 11 (other than the Regulatory Allocations), the Board of Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 11.1(a). In exercising its discretion under this Section 11.12, the Board of Managers shall take into account future Regulatory Allocations under Sections 11.7 and 11.8 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 11.2 and 11.3.

Section 11.13 **Compliance with Treasury Regulations**. The above provisions of this Article 11 notwithstanding, it is specifically understood that the Board of Managers may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Operating Agreement, as the Board of Managers deem necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Operating Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).

Section 11.14 **Tax Withholding**. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable State or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a cash Distribution to such Member and shall reduce the amount otherwise distributable to such Member.

ARTICLE 12.

BOOKS AND RECORDS

Section 12.1 **Accounting Period**. The Company's accounting period shall be the calendar year.

Section 12.2 **Records, Audits and Report**. The Company shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep, or require its representatives to keep, the following records:

(a) A current list of the full name and last known address of each Member and Manager;

(b) Copies of records to enable a Member to determine the relative voting rights of each Member, if any;

(c) A copy of the Articles of Organization of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(e) Copies of the Company's written Operating Agreement, together with any amendments thereto;

(f) Copies of any financial statements of the Company for the three (3) most recent years.

Section 12.3 **Tax Returns**. The Board of Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year.

Section 12.4 **Financial Statements, Reports, Etc.** The Company shall furnish to each Member:

(a) within ninety days (90) days after the end of each Fiscal Year of the Company, a balance sheet of the Company, as of the end of such Fiscal Year and the related statements of income, Members' equity, and changes in cash flows for such Fiscal Year, prepared in accordance with generally accepted accounting principles;

(b) within thirty (30) days after the end of each fiscal quarter, other than the last month in each fiscal year, a balance sheet of the Company and an income statement of the Company, unaudited, but prepared in accordance with generally accepted accounting principles;

(c) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations, and inquiries that could materially adversely affect the Company;

(d) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property, or affairs of the Company as the Members may reasonably request.

Section 12.5 **Compliance with Laws**. The Company shall comply with all applicable laws, rules, regulations, and orders, noncompliance with which could materially adversely affect its business or condition, financial or otherwise.

Section 12.6 **Keeping of Records and Books.**

(a) Books and Records of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with generally accepted accounting principles, consistently applied, reflecting all financial transactions of the Company and in which, for each Fiscal Year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts, and other purposes in connection with its business shall be made.

(b) Lobbying Activities and Expenses. To the extent the Company conducts legislative lobbying, as defined in the Code, the Company shall keep adequate records of its lobbying activities and expenses for the Company's annual accounting period and shall provide a reasonably detailed report of such activities and expenses to its Members on or before July 30 of each calendar year.

ARTICLE 13.

TRANSFERABILITY

Section 13.1 **Transfer Restricted**. Except for transfers contemplated by this Operating Agreement, including Permitted Dispositions, no Member may sell, assign, transfer, exchange, gift, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of any Units now owned by such Member or owned by such Member during the term of this Operating Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written approval of (a) the Board of Managers, and (b) Members holding at least a majority of the Units held by all Members entitled to vote thereon.

Section 13.2 **Termination of Non-Economic Interest of a Person who is not a Member**. Upon and contemporaneously with any Permitted Disposition of a Transferring Member's Economic Interest in the Company in connection with a Permitted Disposition (except for a Permitted Disposition described in paragraph (c) of the definition of Permitted Disposition), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $100.00, all remaining rights and interest retained by the Transferring Member which immediately prior to such Permitted Disposition comprised that portion of the Member Interest which was not the Economic Interest. It is the intent of this Section that no Person shall be a Member if such person has made a Disposition of all Units previously held by such Member, unless the Disposition is to a Member or such Member's immediate family, as defined in paragraph (c) of the definition of Permitted Disposition, or a trust established for their benefit, in which event, the Transferring Member shall remain a Member and shall have the right to vote all Units transferred by such Member in accordance with this Operating Agreement.

Section 13.3 **Successors to Economic Rights**. References in this Operating Agreement to a Member shall also be deemed to constitute a reference to an Economic Interest owner where the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital

Accounts, Distributions, allocations and contributions. A transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

ARTICLE 14.

ADMISSION OF NEW MEMBERS

At any time after the date of the formation of the Company, any Person, including a person who, by virtue of a Permitted Disposition becomes a holder of an Economic Interest in the Company (a "Permitted Transferee"), may become a Member if such Person is approved in writing by the Board of Managers. Upon said approval, such Person shall be admitted as a Member of the Company by (i) executing a counterpart of this Operating Agreement; (ii) executing such other documents and instruments as the Board of Managers may deem necessary to effect the admission of the Person as a Member, and (iii) if the Person is not a transferee in connection with a Permitted Disposition, the payment of a Capital Contribution in an amount determined by the Board of Managers. Upon delivery to the Company of cash in an amount equal to such Capital Contribution, the Company may issue a certificate evidencing the number of Units purchased in connection with the Member Interest acquired by such Person, if theBoard of Managers issues certificates to Members. No additional Members (or substitute Members) shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board of Managers may, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of 706(d) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE 15.

DISSOLUTION AND TERMINATION

Section 15.1 **Dissolution.**

(a) The Company shall be dissolved only upon (i) the vote or written consent of Members holding at least a majority of the Units held by all Members entitled to vote thereon (including a majority of the Class A Units held by Investors voting as a separate class), and (ii) the vote or written consent of the Board of Managers.

(b) Notwithstanding any provisions of the Georgia Act or this Operating Agreement to the contrary, the Company will not be dissolved upon the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom, or on the occurrence of an event specified in Section 14-11-601(a)(1) [relating to voluntary withdrawal of a Member], Section 14-11-601(a)(2) [relating to cessation of Member status in certain circumstances], Section 14-11-601(a)(3) [relating to removal of a

Member] or Section 14-11-601(a)(4) [relating to redemption of a Member's interest], Section 14-11-601(a)(5) [relating to various voluntary insolvency and bankruptcy proceedings or dissolution], Section 14-11-601(a)(6) [relating to various involuntary insolvency and bankruptcy proceedings or dissolution] or Section 14-11-601(a)(7) [relating to death or incompetency of a Member] of the Georgia Act (collectively an "Event of Dissociation").

(c) Any successor in interest of the Member as to whom the Event of Dissociation occurred shall not be admitted as a Member except in accordance with Article 14 hereof.

(d) A Member shall not voluntarily withdraw from the Company or take any other voluntary action which causes an Event of Dissociation. A Member shall have no right to withdraw from the Company under Section 14-11-601(c) of the Georgia Act or otherwise.

(e) Unless otherwise approved by Members holding at least a majority of the Units held by the other Members, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a "Withdrawing Member"), regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his Member Interest, and such Withdrawing Member shall become an Economic Interest owner.

(f) Damages for breach of Section 15.1(d) may be offset against distributions by the Company to which the Withdrawing Member would otherwise be entitled.

Section 15.2 **Effect of Dissolution**. Upon dissolution, if the business of the Company is not continued, the Company shall commence to wind up its affairs and shall file a statement of commencement of winding up, and publish the notice permitted by the Georgia Act.

Section 15.3 **Winding Up, Liquidation and Distribution of Assets.**

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the Company's assets, liabilities, and operations, from the date of the last previous accounting until the date of dissolution. The Board of Managers shall then immediately begin to wind up the affairs of the Company consistent with maximization of realization as to the Company's assets. All Members acknowledge that final collection of such indebtedness and distribution with respect thereto may extend over a period of years and that winding up will proceed consistently with the foregoing.

(b) If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i) Sell or otherwise liquidate all of the Company's assets consistent with realization of full value of such assets and collection of any assets outstanding (except to the extent the Board of Managers may determine to distribute any assets to Members in kind),

(ii) Allocate any Profits or Losses resulting from such sales to Members in accordance with Article 11 hereof,

(iii) Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company,

(iv) The remaining assets shall be distributed to the Class A Members and Qualifying Class B Members to the extent of the Qualifying Class B Units held by them, either in cash or in kind, as determined by the Board of Managers, with any assets distributed in kind being valued for this purpose at their fair market value, in (a) first, to the Class A Members and Economic Interest Holders in proportion to their respective Preferred Return balances until each Class A Member's or Economic Interest Holder's Preferred Return balance is reduced to zero, (b) second, to the Class A Members and Economic Interest Holders in proportion to their respective Unreturned Capital Contribution balances until each Member's and Economic Interest Holder's Unreturned Capital Contribution balance has been reduced to zero, and (c) with the balance thereof, if any, distributed to the Class A Members, Qualifying Class B Members and Economic Interest Holders pro rata in accordance with their respective Economic Interests. All distributions pursuant to this Section shall be subject to Section 10.6 hereof as it relates to Class B Members, and no Class B Member that does not qualify as a Qualifying Class B Member shall be entitled to a distribution pursuant to any liquidation hereunder.

(c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, Distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make a Capital Contribution sufficient to eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

Section 15.4 **Certificate of Termination**. When all debts, liabilities, and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to Members, a certificate

evidencing such termination may be executed and filed with the Secretary of State of Georgia in accordance with the Georgia Act.

Section 15.5 **Return of Contribution Nonrecourse to Other Members**. Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Members shall have no recourse against the Company, any Manager, an Officer or any other Member.

ARTICLE 16.

MISCELLANEOUS PROVISIONS

Section 16.1 **Application of Georgia Law**. This Operating Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Georgia, and specifically the Georgia Act.

Section 16.2 **No Action for Partition**. No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 16.3 **Execution of Additional Instruments**. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 16.4 **Construction**. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 16.5 **Headings**. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

Section 16.6 **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 16.7 **Rights and Remedies Cumulative**. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

Section 16.8 **Severability**. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable

to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 16.9 **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

Section 16.10 **Creditors**. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company.

Section 16.11 **Counterparts**. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 16.12 **Federal Income Tax Elections; Tax Matters Partner**. All elections required or permitted to be made by the Company under the Code shall be made by the Board of Managers as determined in their sole discretion. For all purposes permitted or required by the Code, the Members constitute and appoint Nigel Walwyn as Tax Matters Partner or, if Nigel Walwyn is no longer a Member, then such other Member as shall be designated by the Members holding a majority of the Units. The provisions on limitations of liability of the Members and Managers contained herein and indemnification in Section 5.10 hereof shall be fully applicable to the Tax Matters Partner in its, his or her capacity as such. The Tax Matters Partner may resign at any time by giving written notice to the Company and each of the other Members. Upon the resignation of the Tax Matters Partner, a new Tax Matters Partner shall be elected by the consent of the Members holding at least a majority of the Units held by all Members entitled to vote thereon.

Section 16.13 **Certification of Non-Foreign Status**. In order to comply with § 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury, (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Board of Managers to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

Section 16.14 **Notices**. Any and all notices, offers, demands, or elections required or permitted to be made under this Operating Agreement ("Notices") shall be in writing, signed by the party giving such Notice, and shall be deemed given and effective (a) when hand-delivered (either in person by the party giving such notice, or by its designated agent, or by commercial courier) or (b) on the third (3rd) business day (which term means a day when the United States Postal Service, or its legal successor ("Postal Service") is making regular deliveries of mail on all of its regularly appointed week-day rounds in Atlanta, Georgia) following the day (as evidenced by proof of mailing) upon which such notice is

deposited, postage pre-paid, certified mail, return receipt requested, with the Postal Service, and

(a) if to the Company:

CARIBBEAN SMOOTH, LLC
Attention: Nigel Walwyn, President
6203 Pine Heights Drive
Atlanta, GA 30324

With a copy to:

The Coleman Law Firm, LLC
Attn: Bernard H. Coleman, Esq.
3350 Riverwood Parkway, SE
Suite 1900
Atlanta, Georgia 30339

(b) if to a Member, to the Member's address as reflected in the Unit ownership records of the Company or as the Members shall designate to the Company in writing.

Section 16.15 **Amendments**. Any amendment to this Operating Agreement shall be made in writing and signed by the Class A Members holding at least a majority of the Class A Units held by Members (including a majority of the Class A Units held by Investors voting as a separate class); provided, however, that the Board of Managers shall have the authority to amend Schedule 1 attached hereto solely for purposes of reflecting the addition of new Members to the Company pursuant to transfers and new subscriptions for Units of Member Interests in the Company.

Section 16.16 **Banking**. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Board of Managers. All funds of the Company shall be used solely for the Business of the Company. All withdrawals from the Company bank accounts shall be made only upon check signed by Officers or by such other persons as the Board of Managers may designate from time to time.

Section 16.17 **Determination of Matters Not Provided For In This Operating Agreement**. The Board of Managers shall decide any questions arising with respect to the Company and this Operating Agreement which are not specifically or expressly provided for in this Operating Agreement.

Section 16.18 **Further Assurances**. Each Member agrees to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Operating Agreement.

Section 16.19 **Legends**. Any certificate evidencing Units shall bear the following legends:

On the face of the certificate:

"TRANSFER OF UNITS EVIDENCED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH CONDITIONS PRINTED ON THE REVERSE OF THIS CERTIFICATE."

On the reverse:

"THE UNITS EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY IN ACCORDANCE WITH THAT CERTAIN OPERATING AGREEMENT OF CARIBBEAN SMOOTH, LLC A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY IN ATLANTA, GEORGIA. NO TRANSFER OR PLEDGE OF THE UNITS EVIDENCED HEREBY MAY BE MADE EXCEPT IN ACCORDANCE WITH AND SUBJECT TO THE PROVISIONS OF SAID AGREEMENT. BY ACCEPTANCE OF THIS CERTIFICATE, ANY HOLDER, TRANSFEREE OR PLEDGEE HEREOF AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SAID AGREEMENT."

"UNITS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES ONLY AND NOT FOR RESALE, TRANSFER OR DISTRIBUTION, HAVE BEEN ISSUED PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF APPLICABLE STATE AND FEDERAL SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED OTHER THAN PURSUANT TO EFFECTIVE REGISTRATION UNDER SUCH LAWS, OR IN TRANSACTIONS OTHERWISE IN COMPLIANCE WITH SUCH LAWS, AND UPON EVIDENCE SATISFACTORY TO THE COMPANY OF COMPLIANCE WITH SUCH LAWS, AS TO WHICH THE COMPANY MAY RELY UPON AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY."

Each Member shall promptly surrender the certificates representing Units to the Company so that the Company may affix the foregoing legends thereto. A copy of this Operating Agreement shall be kept on file in the principal office of the Company in Atlanta, Georgia. Upon termination of all applicable restrictions set forth herein and upon tender to the Company of the appropriate Unit certificates, the Company shall reissue to the holder of such certificates new certificates which shall contain only the second paragraph of the restrictive legend set forth above. This legend may be modified from time to time by the Board of Managers of the Company to conform to such statutes or to this Operating Agreement.

Section 16.20 **Investment Representations**. In addition to the restrictions on transfer set forth herein, each Member understands that the Member must bear the economic risk of this investment for an indefinite period of time because the Units are not registered under the

Securities Act or the securities laws of any state or other jurisdiction. Each Member has been advised that there is no public market for the Units and that the Units are not being registered under the Securities Act upon the basis that the transactions involving their sale are exempt from such registration requirements, and that reliance by the Company on such exemption is predicated in part on the Member's representations set forth in this Operating Agreement. Each Member acknowledges that no representations of any kind concerning the future intent or ability to offer or sell the Units in a public offering or otherwise have been made to the Member by the Company or any other person or entity. The Member understands that the Company makes no covenant, representation or warranty with respect to the registration of securities under the Exchange Act or its dissemination to the public of any current financial or other information concerning the Company. Accordingly, the Member acknowledges that there is no assurance that there will ever be any public market for the Units, and that the Member may not be able to publicly offer or sell any thereof.

Each Member represents and warrants that the Member is able to bear the economic risk of losing such Member's entire investment in the Company, which investment is not disproportionate to such Member's net worth, and that the Member has adequate means of providing for Member's current needs and personal contingencies without regard to the investment in the Company. The Member acknowledges that an investment in the Company involves a high degree of risk. The Member acknowledges that such Member and such Member's advisors have had an opportunity to ask questions of and to receive answers from the Officers of the Company and to obtain additional information in writing to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense: (i) relative to the Company and the Units; and (ii) necessary to verify the accuracy of any information, documents, books and records furnished. Each Member represents, warrants and covenants to the Transferor and the Company that the Member is a resident of the state shown on Schedule 1 hereto or if such Member is not a natural Person, that it has an office and is qualified to do business in such state and will be the sole party in interest as to the Units acquired hereunder and is acquiring the Units for the Member's own account, for investment only, and not with a view toward the resale or distribution thereof.

Each Member agrees that the Member will not attempt to pledge, transfer, convey or otherwise dispose of the Units except in a transaction that is the subject of either (i) an effective registration statement under the Securities Act and any applicable state securities laws, or (ii) an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such registration is not required. The Company may rely on such an opinion of Member's counsel in making such determination. Each Member consents to the placement of legends on any certificates or documents representing any of the Units stating that the Units have not been registered under the Securities Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof. Each Member is aware that the Company will make a notation in its appropriate records, and notify its transfer agent, with respect to the restrictions on the transferability of the Units.

Each Member represents that the Member has consulted with the Member's attorneys, financial advisors and others regarding all financial, securities and tax aspects of the proposed investment in the Company and that such advisors have reviewed this Operating Agreement and all documents relating to this Operating Agreement on such Member's behalf. The Member and

the Member's advisors have sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risks and merits of an investment in the Company, to make an informed investment decision with respect to investment in the Company, and to protect the investors' interest in connection with the investor's acquisition of Units in the Company without the need for additional information which would be required to be included in a complete registration statement effective under the Securities Act.

Section 16.21 **Classification of the Company**. The Members hereby acknowledge that the Company will not make an election with the Internal Revenue Service to be treated as an association taxed as a corporation and thus will be taxed as a partnership for federal income tax purposes and that no Member, Manager, or Officer is authorized to make such election unless all of the Members agree to do so.

Section 16.22 **Mediation Followed by Arbitration.** If a dispute arises from or relates to this Agreement or the breach thereof, and if the dispute cannot be settled through direct discussions, the parties will first endeavor to settle this dispute in an amicable manner by mediation administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration. Thereafter, any unresolved controversy or claim arising from or relating to this Agreement or any breach thereof shall be settled by binding arbitration administered by the American Arbitration Association in Fulton County, Georgia in accordance with its Commercial Arbitration Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

Section 16.23 **Determination of Matters Not Provided For in This Operating Agreement.** The Board of Managers shall decide any and all questions arising with respect to the Company and this Operating Agreement, which are not specifically or expressly provided for in this Operating Agreement.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Operating Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Amended and Restated Operating Agreement.

THE COMPANY:

CARIBBEAN SMOOTH, LLC

By: ______________________________
Nigel Walwyn, President

MEMBERS:

EACH MEMBER SHALL BECOME A PARTY TO THIS OPERATING AGREEMENT BY EXECUTING THE OPERATING AGREEMENT COUNTERPART SIGNATURE PAGE ATTACHED HERETO, WHICH PAGE SHALL BE ATTACHED TO THIS OPERATING AGREEMENT AND CONSTITUTE A PART HEREOF.

Schedule 1

To

Amended and Restated Operating Agreement of CARIBBEAN SMOOTH, LLC

A Georgia limited liability company

Member's Name and Address	Type of Units Owned	Units Owned	Percentage of Units Owned
Nigel Walwyn 6203 Pine Heights Drive Atlanta, GA 30324	Class A Units	1,222,000	86.91%
Victor Portugues H-25 Villa Caparra Norte Guaynabo, PR, 00966	Class B Units	130,000	9.24%
Mary Nimphius 396 Mimosa Drive Buford, GA 30518	Class B Units	26,000	1.84%
Douglas Jackson 5004 Oakhurst Walk Atlanta, GA 30338	Class B Units	13,000	0.92%
Jahmaal Byrd 4206 Terrace Court SE Smryna, GA 30082	Class B Units	6,500	.46%
Scott Cooper 3040 Peachtree Rd, NW Unit 711 Atlanta, GA 30305	Class B Units	6,500	.46%
Patricia Pickett 6200 Bakers Ferry Rd, SW Apt. 416 Atlanta, GA 30331	Class B Units	500	.04%

Christina Johnson 242 Amy Overlook Atlanta, GA 30349	Class B Units	1,500	.11%
TOTAL			100%

The Board of Managers shall determine a percentage of Class A Units to be offered to Investors pursuant to the PPM in exchange for the Original Investment Amount. Upon the close of the Offering, this Schedule 1 will be updated and distributed to all Members to reflect the subscriptions for Class A Units received from Investors in the Offering and accepted by the Company pursuant to fully executed Subscription Agreements for Class A Units.

EXHIBIT A

VESTING SCHEDULE

A Member shall vest in his or her Unvested Units in accordance with the following Vesting Schedule: 33.34% upon each twelve month anniversary of the Hire Date.

For the avoidance of doubt, unless otherwise agreed to in writing by the Company, all Unvested Units held by a Member who has never commenced employment with the Company or a Subsidiary shall be Unvested Units.

“Hire Date” means the date that such Member commences his or her services for the Company or a Subsidiary as set forth in a Grant Agreement or, in the absence of such an agreement, as determined by the Board of Managers.

EXHIBIT B

Example of Right of First Refusal Timeline.

All capitalized terms shall have the meaning ascribed to them in the Operating Agreement.

Day	1	5	20	35	50	55	60	65	80	95
Explanation	A	B	C	D	E	F	G	H	I	J

A. Selling Member receives a bona fide offer for the purchase of its Units Interest from an unaffiliated third party on Day 1.

B. Selling Member delivers a First Refusal Notice to the Company in writing on Day 5 (note that Selling Member does not have an obligation to deliver the First Refusal Notice on or before any specific date).

C. After the expiration of 15 days, Company must elect in writing to purchase the entire First Refusal Units. Failure to do so means Selling Member must deliver a Notice of Company Waiver to the Non-Selling Members by Day 35 (30 days after Company's receipt of the First Refusal Notice).

D. Selling Member delivers Notice of Company Waiver to Non-Selling Members.

E. Non-Selling Members must elect to purchase all or none of the First Refusal Units.

F. If the First Refusal Units are undersubscribed by Electing Non-Selling Members, the Selling Member must notify such Members in writing of their obligation to purchase any undersubscribed amounts, or to forgo any purchase of the First Refusal Units.

G. By Day 60, the Electing Non-Selling Members must have agreed as to how much of the First Refusal Units each such Member will purchase. Absent agreement among the Electing Non-Selling Members, the entire First Refusal Units will be allocated pro rata among those Electing Non-Selling Members.

H. Closing Date for either the Company's or the Member's purchase of the First Refusal Units (60 days after the date of the First Refusal Notice).

J. Closing date for sale by Selling Member to third party purchaser. Failure to close on or before this date requires a new First Refusal Notice prior to effecting any sale or transfer.

COUNTERPART SIGNATURE PAGE

FOR OPERATING AGREEMENT OF CARIBBEAN SMOOTH, LLC

The undersigned, desiring to become a party as a Member to the Amended and Restated Operating Agreement of CARIBBEAN SMOOTH, LLC, a Georgia limited liability company, dated March 1, 2017, as amended and restated from time to time (the **"Operating Agreement"**), hereby agrees to all of the terms of the Operating Agreement and agrees to be bound by all of the provisions thereof and, by executing this Counterpart Signature Page to Operating Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Operating Agreement and hereby authorizes this Counterpart Signature Page to Operating Agreement to be attached to and become part of the Operating Agreement.

Executed under seal as of this day of ___________, 2017.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:___________________________________

Signature:___________________________________

Signature if Member consist of Joint Tenants:

Name of Members:___________________________________

First Signature:___________________________________

Second Signature:___________________________________

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:___________________________________

Signature:___________________________________

Title or Representative
Capacity, if applicable:___________________________________

ADDRESS:

____

____

____

WITNESS:

Signature:__________________________________
Printed Name:______________________________